UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13D


                      Under the Securities Exchange Act of 1934


                               AST Research, Inc.
              ____________________________________________________
                                (Name of Issuer)

                                  Common Stock
              ____________________________________________________
                           (Title of Class of Securities)

                                   001 907 104
              ____________________________________________________
                                  (CUSIP Number)

                     Herschel C. Winn, Senior Vice President
                               Tandy Corporation
                             1800 One Tandy Center
                            Fort Worth, Texas 76102
                                (817) 390-3752
              ____________________________________________________
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)


                                  July 12, 1996
              ____________________________________________________
               (Date of Event which Requires Filing of Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

                                                 (1)

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                                             SCHEDULE 13D

     CUSIP NO. 001 907 104                                     Page 2 of 5 Pages



     _______________________________________________________________________
     1 NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                           TANDY CORPORATION, 75-1047710
     _______________________________________________________________________
     2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [  ]
                                                                  (b) [  ]
     _______________________________________________________________________
     3 SEC USE ONLY

     _______________________________________________________________________
     4 SOURCE OF FUNDS*
                                                     OO
     _______________________________________________________________________
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(E)
                                                    [ ]
     _______________________________________________________________________
     6 CITIZENSHIP OR PLACE OF ORGANIZATION

                                                  DELAWARE
     _______________________________________________________________________
                    7 SOLE VOTING POWER
     NUMBER OF                                    4,498,594
     SHARES         ________________________________________________________
     OWNED BY       8 SHARED VOTING POWER
     EACH                                           NONE
     REPORTING      ________________________________________________________
     PERSON         9 SOLE DISPOSITIVE POWER
     WITH                                         4,498,594
                    ________________________________________________________
                    10 SHARED DISPOSITIVE POWER
                                                       NONE
     _______________________________________________________________________
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                    4,498,594
     _______________________________________________________________________
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [  ]
     _______________________________________________________________________
     13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       7.8% (all outstanding common stock)
     _______________________________________________________________________
     14 TYPE OF REPORTING PERSON*
                                                         CO
     _______________________________________________________________________
                                                 (2)

                                             SCHEDULE 13D

     CUSIP NO. 001 907 104                                     Page 3 of 5 Pages

     Item 1. Security and Issuer

         This Schedule 13D relates to the common stock, par value $.01 per share of AST Research, Inc., a Delaware corporation ("AST").

         Principal executive officers of AST:



             Name and Title                                Address

         Ian W. Diery, President and                 16215 Alton Parkway
         Chief Executive Officer                     Irvine, California 92718

         Gerald T. Devlin, Senior Vice               16215 Alton Parkway
         President, Americas                         Irvine, California 92718

         Dennis R. Leibel, Senior Vice               16215 Alton Parkway
         President, Legal, Administration,           Irvine, California 92718
         and Secretary

         Gary D. Weaver, Senior Vice                 16215 Alton Parkway
         President, Worldwide Manufacturing          Irvine, California 92718
         Operations

         Michael Willcocks, Senior Vice              16215 Alton Parkway
         President, Asia Pacific Region              Irvine, California 92718

         Mark P. de Raad, Vice President,            16215 Alton Parkway
         Controller and Principal Accounting         Irvine, California 92718
         Officer

     Item 2. Identity and Background

             (a)    Name of Filing Person:
                    Tandy Corporation
             (b)    Business Address of Filing Person:
                    1800 One Tandy Center
                    Fort Worth, Texas 76102
             (c)    Principal Occupation:
                    Not Applicable
             (d)    Certain Criminal Proceedings:
                    Not Applicable. Filing Person has not been convicted of a violation of any state or federal securities laws in one of the named types of criminal proceedings during the last five calendar years.
             (e)    Certain Civil Proceedings:
                    Not Applicable. Filing Person has not been a party to any civil proceeding involving a judgment, decree or final order enjoining future violations of or prohibiting or mandating certain actions subject to state or federal securities laws or finding any violations with respect to such laws.
             (f)    Jurisdiction of organization:
                    A Delaware corporation

     Item 3. Source and Amount of Funds or Other Consideration
             See response to Item 4 below.


                                                 (3)

                                             SCHEDULE 13D

     CUSIP NO. 001 907 104                                     Page 4 of 5 Pages

     Item 4. Purpose of Transaction

             Pursuant to an Agreement for Purchase and Sale of Assets dated as of June 30, 1993 between and among AST and Tandy Corporation, TE Electronics, Inc. and GRID Systems Corporation (the "Agreement for Purchase and Sale of Assets"), on July 11, 1996 AST issued to Tandy Corporation 4,498,594 shares of AST common stock, par value $.01 per share ("Common Stock"). The Common Stock was issued to Tandy Corporation by AST as partial payment of its obligations under a Promissory Note dated July 12, 1992 delivered by AST to Tandy Corporation under the Agreement for Purchase and Sale of Assets.

             On June 11, 1996, AST filed a Registration Statement on Form-S-3 with the Securities and Exchange Commission ("SEC") to register the
     Common Stock under the Securities Act of 1933.   As of July 11, 1996
     such Registration has not yet been declared effective by the SEC.

             Depending on a variety of factors, including market conditions and prices, Tandy Corporation currently intends to dispose of some or all of the shares of Common Stock. The disposition of the shares of Common Stock may be effected from time to time in one or more transactions at prices and terms then obtainable or in negotiated transactions at negotiated prices. In connection with its ownership of the common Stock, Tandy Corporation may from time to time in its sole discretion, engage in hedging transactions with broker-dealers or other financial institutions.
     Item 5. Interest in Securities of the Issuer

             (a)    Aggregate Number and Percent of Class of Securities:
                    4,498,594 shares of AST Common Stock which is approximately 7.8% of AST common stock outstanding.
             (b)    Sole Voting and Dispositive Power:
                    4,498,594 shares.
             (c)    Transactions in Common Stock During the Next Sixty Days:
                    See Response to Item 4.
             (d) Other Persons with Right to Receive or Direct the Receipt of Dividends From, or The Proceeds From the Sale of Such
                    Securities: None.
             (e)    Date on Which Person Ceased to Own Securities:
                    Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not Applicable

     Item 7. Material to Be Filed as Exhibits

             (1)    Not Applicable
             (2)    a)  Agreement for Purchase and Sale of Assets
             (3)    Not Applicable

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     July ___, 1996         ________________________________________
                            Dwain H. Hughes
                            Senior Vice President and Chief Financial Officer

                                                 (4)

                                             SCHEDULE 13D

     CUSIP NO. 001 907 104                                     Page 5 of 5 Pages

                                           INDEX TO EXHIBITS

     EXHIBIT                                                             PAGE
       NO.            DESCRIPTION                                         NO.
     _______          ___________                                        ____

     2 (a) Agreement for Purchase and Sale of Assets dated as of June 30, 1993 between AST Research, Inc. as Purchaser and Tandy Corporation, TE Electronics Inc., and GRID Systems Corporation, as Sellers (without exhibits) (filed as Exhibit 2 to Tandy Corporation July 13, 1993
                      Form 8-K filed on July 27, 1993,
                      Accession No. 0000096289-93-000004 and
                      incorporated herein by this reference).














                                         (5)

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